SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 G
                    Under the Securities Exchange Act of 1934




Amendment No.                           1*


Name of Issuer:                         SNAP-ON INC.


Title of Class of Securities:           COMMON


CUSIP Number:                           83303410





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover age.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     83303410

1.       Name of Reporting Person, S.S. or I.R.S. Identification No.
         of above person:

         First Manhattan Co.             13-1957714


2.       Check the appropriate box if a member of a group:
                                         (a) [    ]
                                         (b) [ X ]

3.       SEC Use Only


4.       Citizenship or Place of Organization:
                                         New York

         NUMBER OF SHARES BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH:

5.       Sole Voting Power:                              186,200


6.       Shared Voting Power:                          3,459,361


7.       Sole Dispositive Power:                         186,200


8.       Shared Dispositive Power:                     3,614,231


9.       Aggregate Amount Beneficially Owned by
             Each Reporting Person:                    3,800,431**


10.      Check Box If The Aggregate Amount in Row (9)
         excludes Certain Shares        [    ]

11.      Percent of Class Represented by Amount in Row 9:   6.40%

12.      Type of Reporting Person:

                      BD, IA, PN

----------------------
** Includes 100,650 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First
Manhattan Co. disclaims dispositive power as to 35,550 of such shares and beneficial ownership as to 65,100 of such shares.

Item 1(a)    Name of Issuer:                 SNAP-ON INC.

Item 1(b)    Address of Issuer's
             Principal Executive Offices:    10801 CORPORATE DRIVE
                                             PLEASANT PRAIRIE, WI 53158-1603

Item 2(a)    Name of Person Filing:          First Manhattan Co.

Item 2(b)    Address Principal Business Office:
                                             437 Madison Avenue
                                             New York, NY 10022

Item 2(c)    Citizenship:                    U.S.A.

Item 2(d)    Title of Class of Securities:   COMMON

Item 2(e)    CUSIP Number:                   83303410

Item 3       Check whether the person filing is a:

Item 3(a) [X] Broker or Dealer registered under Section 15 of the Act.

Item 3(b) - (d)       Not applicable.

Item 3(e) [X] Investment  Advisor  registered under Section 203 of the Investment Advisors Act of 1940.

Item 3(f) - (h)       Not applicable.

Item 4(a)    Amount Beneficially Owned:                     3,800,431**

Item 4(b)    Percent of Class:                                   6.40%

Item 4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                  186,200

(ii) shared power to vote or to direct the vote             3,459,361

(iii) sole power to dispose or to direct the
             disposition of                                   186,200

(iv) shared power to dispose or to direct the
             disposition of                                 3,614,231

Item 5   Ownership of Five Percent or Less of Class:     [    ]


Item 6   Ownership of More than Five Percent
             on Behalf of Another Person:           Not applicable.


** Includes 100,650 Shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First
Manhattan Co. disclaims dispositive power as to 35,550 of such shares and beneficial ownership as to 65,100 of such shares.

Item 7      Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on
                By the Parent Holding Company        Not applicable.


Item 8   Identification and Classification of Members
         Of the Group                                Not applicable.


Item 9   Notice of Dissolution of Group              Not applicable.


Item 10  Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2000
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Date



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Signature


Neal K. Stearns, General Partner
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Name/Title